Exhibit 99.117

CONSENT OF EXPERT

United States Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Rio Alto Mining Limited – Form 40-F

I, Enrique Garay, do hereby consent to the filing of the written disclosure regarding:

1)

The technical report entitled “La Arena Project, Peru”, effective September 30, 2011, prepared by Enrique Garay, M Sc. P. Geo. (MAIG), Ian Dreyer, B. App. Sc, MAus iMM (CP), Linton Kirk, B.E. (Min), FAusiMM (CP) and Chris Kaye, B E (Chem) FAusIMM, and of extracts from or a summary of the technical report and of certain mineral resource or reserve estimates and other information pertaining to the project, and;

2)	The use of my name in the Annual Information Form dated March 30, 2012 and in the Annual Information Form dated August 29, 2011;

3)	The use of my name in the Registration Statement on Form 40-F of Rio Alto Mining Limited and any amendments thereto.

DATED the 18 day of December, 2012

By:	/s/ Enrique Garay
Name: Enrique Garay, M Sc. P. Geo. (MAIG)
Company: Rio Alto Mining Limited
Title: Vice President Geology